

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

October 23, 2009

Mr. Bayo Odunuga
Chief Executive Officer
AsherXino Corporation
5847 San Felipe Street, 17th Floor
Houston, TX 77002

> **Re: AsherXino Corporation
>   Form 10, Amendment No. 1 filed September 29, 2009
>   Form D/A Filed September 14, 2009
>   Response Letter Dated September 29, 2009
>   File No. 0-10965**

Dear Mr. Odunuga:

We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10, Amendment No. 1 Filed September 29, 2009

Interim Financial Statements

Note 8 – Change of Control, page F-17

1.   We have read your response to prior comment 18 and understand that the $53,750 you have attributed to your oil and gas assets on your June 30, 2009 balance sheet represents the historical costs of the former owners of the license prior to its purchase by AsherXino Corporation.   Please provide a schedule listing the individual costs incurred by each of the former license holders, identifying the nature and date of incurring each cost and

indicating to whom the costs were paid. Please reconcile the total to you balance sheet and explain how each cost element relates to the license that you have acquired.

2.   We note that Bayphase Limited conducted a geologic engineering study of the properties underlying OPL 2012. Please identify the party who paid for the study and whether these payments are included in the $53,750 reported as your oil and gas assets.

3.   Please further expand your disclosure to clarify whether the "relevant seismic data" that you have agreed to acquire has already been prepared, identify the party currently holding such data or which will prepare it upon your request, and explain why it is important and incremental to the information in the geologic engineering study already obtained.

4.   Please modify your disclosure to indicate how the discovery bonus will be calculated and to clarify any minimums or limitations on this amount.

Engineering Comments

Business, page 3

5.   We note your statements, "OPL 2012 was carved from a larger oil block which has been producing oil since 1989, currently at approximately 7,500 barrels of oil per day and "To the west: Eni/Agip's OML 116 (Agbara field) has produced 240 million barrels of oil. Production commenced in 1989 and has averaged 7,500 BOPD." on page 14. The first gives 7,500 BOPD as the current production rate, while the second implies 7,500 BOPD is the average production for the life of the field. Please amend your document to eliminate this inconsistency. As we requested in our prior comments, include the most recent date(s) to which the disclosed rate(s) applies.

6.   Also, your third party engineering report estimates of Agbara's cumulative oil production as 100-120 million barrels (page 9) differ significantly from your statement above which presents 240 million cumulative barrels. Please amend your document to present the correct figures.

Risk Factors, page 5

We are dependent on financing, page 7

7.   We note your requirement for financing of "$218,000,000 to $262,500,000 to exploit OPL 2012", $12.5 million for signature bonus and $10 million farm-in fee. On page 3, you state this total to be $387 million. Please amend your document to reconcile this inconsistency.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12</u>

8.   We note your statements "Either Scenario 1 or 2 can be expected to produce an estimated 5,000 barrels of oil per day (BOPD)." and "This will increase production by 15,000 to 20,000 BOPD bringing the total production from OPL 2012 to 20,000 to 25,000 BOPD."on page 12. Please furnish to us the technical support sufficient to demonstrate reasonable certainty for these figures or delete these statements.

<u>YEAR 1 (Project Phase 1) – Authorization For Expenditure (AFE), page 13</u>

9.   Clarify whether your future project activities are scheduled to run concurrently or consecutively. Also, update the status of the signature bonus, clarify when you will determine which scenario you will follow and how soon "Day 1" will occur following that determination.

<u>Description of OPL 2012, page 14</u>

10.   We note your statement, "However, proprietary seismic information data suggest that there are several fault assisted structural closures in the central part of the block." Please balance this with the fact that geologic structure alone is insufficient for hydrocarbon deposits.

11.   In comment 26 of our August 31, 2009 letter, we requested technical support for your statement "It is therefore anticipated that the deeper untested sedimentary sequences will hold greater exploration potentials for the area." However, your third party report attributes a relatively low chance of technical success to recovery from these exploration prospects. Please delete this statement from your document.

12.   Please delete your statement, "According to the independent audit conducted by Bayphase Limited, the estimated oil and gas resources in OPL 2012 total approximately one billion barrels of oil equivalent" as it discloses hydrocarbon volumes other than proved reserves. See Instruction 5 to Item 102 of Regulation S-K.

13.   Please modify your statement, "Total reserves in currently producing fields in adjacent blocks approach one billion barrels of oil" to disclose only proved oil and gas reserve figures. Include the applicable dates to which these figures apply. Please provide us with a schedule that lists the proved oil and gas reserves for each these adjacent blocks.

14.   We note the production rates attributed to surrounding fields. Please amend your document to ensure that such figures are accompanied by the most recent date(s) that are applicable, e.g. "Production averages 11,500 BOPD over the period...".

Description of OPL 2012, page 15

15.   We note your statement, "About 30% of OML 116's proven reserves of 240 million barrels of oil extend into OPL 2012." Your third party engineering report does not support these figures. Please amend your document to delete this statement.

Description of OPL 2012, page 16

16.   We note the details on the three diagrams you present on pages 15-16 are illegible. Please modify your presentation to ensure these details are available to the reader. Include the mapped subsea elevations for Agbara field at its crest and at the boundary between OML 2012 and OML 116.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237 or Anne Nguyen Parker at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: Gerald Niesar, Esq. – Niesar Whyte & Vestal LLP
        via facsimile (415) 882-5400